SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Pru buys annuities book








EMBARGO: 07.00 hours, Friday 24 June 2005



     PRUDENTIAL TO ACQUIRE PHOENIX LIFE & PENSIONS LIMITED'S ANNUITIES BOOK



Prudential and Resolution Life Group announced today that they have reached agreement for Prudential to acquire the portfolio of in-force pension annuities written in the with-profits fund of Resolution Life's subsidiary, Phoenix Life & Pensions Limited (PLP). The book covers approximately 52,500 policies (weighted average age 73 with no deferred annuities) with assets of approximately GBP1.5 billion. The transaction is expected to generate premium income of around GBP145 million on an APE basis but the final number will only be known once various premium adjustments have been made over the course of the next six months.



PLP (previously known as Royal & Sun Alliance Life and Pensions Limited) was acquired by Resolution Life Group from Royal & Sun Alliance in September 2004.



Under the terms of the agreement, Prudential will initially provide reassurance to PLP which will continue to pay the annuitants, with Prudential reimbursing the annuity payments to PLP. In due course, the intention is for the PLP book to transfer to Prudential under a Part VII scheme, at which point Prudential will take over direct responsibility for the payment of all annuitants. This transaction will not affect the terms of the annuity payments made to PLP's customers.



Mark Wood, Chief Executive, Prudential UK & Europe, said: "Prudential is a market leader in annuities paying almost one million people each month. As a result of this transaction, PLP's annuitants will benefit from Prudential's vast experience in this market."



The capital required for this transaction will not alter the capital requirement for Prudential UK over the planning period of 2005 - 2007.



                                     -ENDS-



Enquiries to:


Media                                  Investors/Analysts

Prudential Group
Clare Staley          020 7548 3719     James Matthews           020 7548 3561
                                        Marina Novis             020 7548 3511
Prudential UK
Anthony Frost        020 7150 3001



Resolution Life
Ian Maidens                     020 7489 4880
Alex Child-Villiers             07795 425580
Temple Bar Advisory


Notes to Editors:


1. Prudential is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. It has around 6,800 full-time staff, offices located in London, Reading, Belfast, Dublin and Stirling, and a customer service centre in Mumbai.


Products: Bulk and Individual Annuities, Corporate Pensions, With-Profits and Unit-Linked Bonds, Savings and Investments, Equity Release, Healthcare and Protection.


Distribution Channels: Direct to customers (telephone, internet and mail), Independent Financial Advisers, Business to Business (consulting actuaries and benefit advisers), and Partnerships (affinities and banks).


2. The UK annuity market has been one of the key drivers of the overall life market during recent years. The annuity market has been a particular area of focus in Prudential's UK strategy in recent years and today, Prudential is a leading provider of individual and bulk annuities in the UK.


Prudential has a large source of annuity business through maturing pensions in its with-profits fund which, until recently, has been written in Prudential's with-profits fund. However, Prudential now writes this business in its shareholder-backed business, Prudential Retirement Income Limited.


In addition, shareholder capital is used to support the annuity business written on behalf of other insurers. The agreements with Zurich Financial Services, Pearl Assurance, St James' Place, Royal London and National Australia Bank highlight Prudential's capabilities in this area. Shareholder capital is also used to back individual annuities obtained through customers from other insurers exercising their Open Market Options.


3. The mortality basis used to price this transaction is based on the current Prudential view of annuitant mortality, adjusted for any known differences in the PLP portfolio based on the book's mortality experience.


4.   Details of PLP book:


Total number of policies                     Approximately 52,500
% of policies male/female                    65%/35%
Average age (weighted by benefit amount)     73.1
Average age (unweighted)                     72.7
Annual Payments (first life)                GBP106 million


5. Resolution Life Group has recently announced that it plans to merge with Britannic Group Plc (Britannic) to form the UK's leading consolidator of closed life funds. The merger is due to be completed in Q3 2005, subject to the approval of Britannic's shareholders, and the required regulatory clearances.


6. Prudential (through M&G Investment Management) will have a 6.3 per cent shareholding in Resolution Plc following the merger with Britannic.


Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187bn in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements


This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 June, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relation